UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 Amendment No.:

                     Name of Issuer: DATAMETRICS CORPORATION

           Title of Class of Securities: COMMON STOCK $0.01 PAR VALUE

                             CUSIP Number: 238085302

     Date of Event Which Requires Filing of This Statement: August 21, 2006

                   Check the appropriate box to designate the
                     rule pursuant to which this Schedule is
                                     filed:
                                [x] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                              Page 2 of 4 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Pequot Capital Management, Inc.
                  06-1524885

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                      a.   [   ]
                                      b.   [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CONNECTICUT

                       5             Sole Voting Power
Number of                                 1,284,991
  Shares
Beneficially           6             Shared Voting Power
 Owned By                                         0
  Each
Reporting              7             Sole Dispositive Power
 Person                                   1,284,991
  With
                       8             Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,284,991

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                        [   ]

11       Percent of Class Represented By Amount in Row (9)

                        11.3%

12       Type of Reporting Person (See Instructions)

                        IA, CO

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                                                              Page 3 of 4 Pages





Item 1(a)      Name of Issuer:  DATAMETRICS CORPORATION (the "Issuer")

     1(b)      Address of Issuer's Principal Executive Offices:
               1717 Diplomacy Row, Orlando, Florida 32809

Item 2(a)-(c). Name, Principal Business Address, and Citizenship of Persons
               Filing:
               Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880, which is a Connecticut corporation.

     (d)       Title of Class of Securities: COMMON STOCK $0.01 PAR VALUE

     (e)       CUSIP Number: 238085302

Item 3.        This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).
               Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers
               Act of 1940.

Item 4.        Ownership.
               Ownership as of August 31, 2006 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

Item 5.        Ownership of Five Percent or Less of a Class.
               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               The Reporting  Person is an investment  adviser  registered under
               Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the reporting person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of such shares for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, one account of the Reporting Person, Pequot Willow Creek Partners Fund, L.P., owns of record more than 5% of the Issuer's outstanding shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
               Not applicable.

Item 8.        Identification and Classification of Members of the Group.
               Not applicable.

Item 9.        Notice of Dissolution of the Group.
               Not applicable.

Item 10.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                              Page 4 of 4 Pages




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 11, 2006     DATAMETRICS CORPORATION

                              By:      /s/ Aryeh Davis
                                       --------------------------
                              Name:    Aryeh Davis
                              Title:   Chief Operating Officer, General Counsel
                                       and Secretary